EXHIBIT 99.1
Date: March 22, 2024

100 University Avenue, 8th floor
Toronto ON, M5J 2Y1
www.computershare.com

To: All Canadian Securities Regulatory Authorities
New York Stock Exchange

Subject: Shopify Inc.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	April 23, 2024
Record Date for Voting (if applicable) :	April 23, 2024
Beneficial Ownership Determination Date :	April 23, 2024
Meeting Date :	June 4, 2024
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
CLASS A SUBORDINATE VOTING SHS	82509L107	CA82509L1076
CLASS B MULTIPLE VOTING SHARES	82509L206	CA82509L2066
FOUNDER SHARE	N/A	N/A

Sincerely,

Computershare
Agent for Shopify Inc.